ATTACHMENT A TO FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                        FOR CARLINGFORD INVESTMENTS LTD.



         As of the date of this Report, the Board of Directors of Transax International Limited, a Colorado corporation and formerly known as "Vega-Atlantic Corporation" (the "Company"), has commenced the closing of the acquisition of Transax Limited, a Colorado corporation ("Transax"). Vega-Atlantic Corporation (now known as Transax International Limited), Vega-Atlantic Acquisition Corporation, the Company's wholly-owned subsidiary ("Vega-Atlantic"), Transax Limited, and certain selling shareholders of Transax Limited entered into a merger agreement dated July 22, 2203 (the "Agreement") and the agreement and plan of merger dated July 22, 2003 (the "Merger Agreement").

         Pursuant to the terms of the Agreement and a corresponding contribution agreement, the Company has contributed to Vega-Atlantic 11,066,207 shares of its restricted Common Stock, 4,500,000 stock options and 4,100,000 share purchase warrants. Pursuant to further terms of the Agreement, Vega-Atlantic is in the process of: (i) exchanging therefore with the Transax shareholders an aggregate of 11,066,207 shares of the Company's restricted Common Stock (on the basis of each two Transax shares of common stock exchanged into the right to receive one share of Common Stock of the Company); (ii) exchanging therefore with the Transax optionholders an aggregate of 4,500,000 stock options to acquire up to 4,500,000 shares of the Company's Common Stock to replace all stock options presently outstanding in Transax (on the basis of each two Transax stock options exchanged into the right to receive one stock option of the Company); and (iii) exchanging therefore with the Transax warrantholders an aggregate of 4,100,000 share purchase warrants to acquire up to a further 4,100,000 shares of the Company's Common Stock to replace all share purchase warrants presently outstanding in Transax (on the basis of each two Transax share purchase warrants exchanged into the right to receive one share purchase warrant of the Company).

          The 1,000,000 shares of Common Stock is the residual shares held of record by Caringford Investments Limited subsequent to the issuance of 7,727,425 shares of the Company's Common Stock to the underlying shareholders of Carlingford Investments Limited at the closing of the Agreement. The 1,000,000 shares of Common Stock are held of record by Carlingford Investments Limited as trustee on behalf of several underlying shareholders of Carlingford Investments Limited.